UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Garrison Capital Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

366554103
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)

__________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No	366554103

1.	NAME OF REPORTING PERSONS

Caxton Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,223,096

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,223,096

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,096

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No	366554103

1.	NAME OF REPORTING PERSONS

CDK Trading, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

821,578

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

821,578

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

821,578

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.1%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No	366554103

1.	NAME OF REPORTING PERSONS

Bruce S. Kovner

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

1,223,096

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,223,096

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,223,096

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.6%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No	366554103

Item 1.	(a).	Name of Issuer:

Garrison Capital Inc.

(b).	Address of Issuer's Principal Executive Offices:

1290 Avenue of the Americas, Suite 914 New York, New York 10104

Item 2.	(a).	Name of Person Filing:

Caxton Corporation CDK Trading, LLC Bruce S. Kovner

(b).	Address of Principal Business Office, or if None, Residence:

Caxton Corporation

731 Alexander Road, Bldg. 2, Suite 500

Princeton, New Jersey 08540

CDK Trading, LLC

c/o Caxton Corporation

731 Alexander Road, Bldg. 2, Suite 500

Princeton, New Jersey 08540

Bruce S. Kovner

c/o Caxton Corporation

731 Alexander Road, Bldg. 2, Suite 500

Princeton, New Jersey 08540

(c).	Citizenship:

Caxton Corporation – Delaware corporation CDK Trading, LLC – Delaware limited liability company Bruce S. Kovner – United States citizen

(d).	Title of Class of Securities:

Common Stock, par value $0.001 per share

(e).	CUSIP Number:

366554103

Item 3.	If This Statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78c).

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	Group, in accordance with s.240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

1,223,096 shares deemed beneficially owned by Caxton Corporation 821,578 shares deemed beneficially owned by CDK Trading, LLC 1,223,096 shares deemed beneficially owned by Bruce S. Kovner

(b)	Percent of class:

7.6% deemed beneficially owned by Caxton Corporation 5.1% deemed beneficially owned by CDK Trading, LLC 7.6% deemed beneficially owned by Bruce S. Kovner

(c)	Number of shares as to which Caxton Corporation has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,223,096	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,223,096	.

Number of shares as to which CDK Trading, LLC has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	821,578	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	821,578	.

Number of shares as to which Bruce S. Kovner has:

(i)	Sole power to vote or to direct the vote	0	,

(ii)	Shared power to vote or to direct the vote	1,223,096	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	1,223,096	.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

The shares of the Issuer reported herein are held in the accounts of (i) entities for which Caxton Corporation is the Manager, including CDK Trading, LLC, and (ii) employees of an affiliate of Caxton Corporation. Bruce S. Kovner is the Chairman and sole shareholder of Caxton Corporation.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Caxton Corporation*

By:	/s/ Heath N. Weisberg
Name:	Heath N. Weisberg
Title:	General Counsel and Chief Compliance Officer

CDK TRADING, llc*

By: Caxton Corporation, its manager
By:	/s/ Heath N. Weisberg
Name:	Heath N. Weisberg
Title:	General Counsel and Chief Compliance Officer

BRUCE S. KOVNER*

By:	/s/ Heath N. Weisberg
Name:	Heath N. Weisberg
Title:	Attorney-in-Fact for Bruce S. Kovner

February 14, 2020

* The Reporting Persons disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G Amendment No. 3 dated February 14, 2020 relating to the Common Stock, par value $0.001 per share of Garrison Capital Inc., shall be filed on behalf of the undersigned.

Caxton Corporation

By:	/s/ Heath N. Weisberg
Name:	Heath N. Weisberg
Title:	General Counsel and Chief Compliance Officer

CDK TRADING, llc

By: Caxton Corporation, its manager
By:	/s/ Heath N. Weisberg
Name:	Heath N. Weisberg
Title:	General Counsel and Chief Compliance Officer

BRUCE S. KOVNER

By:	/s/ Heath N. Weisberg
Name:	Heath N. Weisberg
Title:	Attorney-in-Fact for Bruce S. Kovner

February 14, 2020

Exhibit B

POWER OF ATTORNEY

Know all by these presents, that the undersigned hereby constitutes and appoints Heath Weisberg, signing singly, with full power of substitution, the undersigned’s true and lawful attorney-in-fact to:

(1) execute for and on behalf of the undersigned any applications, reports, or documents required or deemed appropriate by the attorney-in-fact to file pursuant to (i) the United States Securities Exchange Act of 1934, as amended, or any rule, or regulation thereunder, including, without limitation, Schedules 13D, 13G, 13F, and 13H, and Forms 3, 4, and 5, (ii) the Securities Act of 1933, as amended, or any rule or regulation thereunder, including, without limitation, Form 144, (iii) the U.S. Commodity Exchange Act, as amended or any rule or regulation thereunder, or (iv) the statutes, rules or regulations of any other domestic or foreign governmental or self-regulatory authority;

(2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such applications, reports, or documents;

(3) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interests of, or legally required by the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned’s responsibilities to comply with the applicable statutes, rules and regulations.

This Power of Attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact or otherwise terminated by my death or other event described in section 5-1511 of the New York General Obligations Law.

SIGNATURE AND ACKNOWLEDGMENT:

In Witness Whereof I have hereunto signed my name on the 9th day of May, 2013.

/s/ Bruce Kovner

Bruce Kovner

STATE OF NEW YORK )

) ss:

COUNTY OF NEW YORK )

On the 9th day of May 2013, before me, the undersigned, personally appeared Bruce Kovner, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cynthia Rosel Rivera

Notary Public

AGENT’S SIGNATURE AND ACKNOWLEDGMENT OF APPOINTMENT:

I, Heath N. Weisberg, have read the foregoing Power of Attorney. I am the person identified therein as agent and attorney-in-fact for the principal named therein.

I acknowledge my legal responsibilities.

/s/ Heath N. Weisberg

Heath N. Weisberg

STATE OF NEW YORK )

) ss:

COUNTY OF NEW YORK )

On the 9th day of May, 2013, before me, the undersigned, personally appeared Heath N. Weisberg, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he/she executed the same in his/her capacity, and that by his/her signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.

/s/ Cynthia Rosel Rivera

Notary Public